Exhibit 99.1

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three and nine-month periods ended September 30, 2022 and 2021

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of financial position
(Amounts expressed in thousands of Canadian dollars - unaudited)

Consolidated statements of financial position

	Notes	As at September 30, 2022	As at December 31, 2021
ASSETS
CURRENT
Cash		14,034	62,355
Grants receivable and other current assets		3,388	3,096
Sales taxes receivable		1,574	2,002
Tax credits receivable		3,400	3,958
Prepaid expenses		4,299	2,768
Total current assets		26,695	74,179

NON-CURRENT
Tax credits receivable		5,990	5,509
Investment – Listed shares	5	1,500	-
Property, plant and equipment	6	58,486	42,103
Intangible assets		257	481
Right-of-use assets		2,802	2,254
Restricted cash and deposits		1,616	1,823
Total non-current assets		70,651	52,170
Total assets		97,346	126,349

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		16,764	15,193
Current portion of lease liabilities		432	329
Current portion of borrowings		220	208
Total current liabilities		17,416	15,730

NON-CURRENT
Asset retirement obligation		995	1,009
Borrowings		1,804	1,921
Lease liabilities		2,504	1,994
Total non-current liabilities		5,303	4,924
Total liabilities		22,719	20,654

EQUITY
Share capital	7.1	210,683	206,483
Contributed surplus		23,712	16,102
Deficit		(159,768)	(116,890)
Total equity		74,627	105,695
Total liabilities and equity		97,346	126,349
Going Concern	1
Commitments	15
Subsequent Events	16

APPROVED BY THE BOARD OF DIRECTORS
(s) Eric Desaulniers – “Director”
(s) Daniel Buron – “Director”
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

1

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of loss and comprehensive loss
(Amounts expressed in thousands of Canadian dollars - unaudited)

Consolidated statements of loss and comprehensive loss

		For the three-month periods ended		For the nine-month periods ended
	Notes	September 30, 2022 $	September 30, 2021 $	September 30, 2022 $	September 30, 2021 $
EXPENSES
Exploration and evaluation expenses	8	1,519	2,130	5,724	7,137
Battery Material Plant project expenses	9	3,760	1,014	14,637	2,205
General and administrative expenses	10	6,666	5,692	21,984	19,074
Other income		-	-	-	(56)
Operating loss		11.945	8,836	42,345	28,360
Net financial costs	11	520	109	233	907
Loss before tax		12,465	8,945	42,578	29,267
Income tax		300	-	300	-
Net loss and comprehensive loss		12,765	8,945	42,878	29,267
Basic and diluted loss per share		0.23	0.19	0.77	0.74
Weighted average number of shares outstanding	7.1	55,788,953	46,576,710	55,510,849	39,411,021

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

2

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of changes in equity
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Consolidated statements of changes in equity

			For the nine-month period ended September 30, 2022
	Notes	Number	Share capital $	Contributed surplus and warrants $	Deficit $	Total equity $
Balance as at January 1, 2022		55,118,316	206,483	16,102	(116,890)	105,695
Shares issued from offering	7.1	502,082	3,987	-		3,987
Options exercised	7.2	237,500	1,042	(373)	-	669
Share-based compensation		-	-	7,983	-	7,983
Share issue costs		-	(829)	-	-	(829)
Net loss and comprehensive loss		-	-	-	(42,878)	(42,878)
Balance as at September 30, 2022		55,857,898	210,683	23,712	(159,768)	74,627

			For the nine-month period ended September 30, 2021
	Notes	Number	Share capital $	Contributed surplus and warrants $	Equity component of convertible bond $	Deficit $	Total equity $
Balance as at January 1, 2021		27,299,332	60,537	10,761	364	(77,000)	(5,338)
Shares issued from offerings		11,479,977	114,242	-	-	-	114,242
Warrants exercised		7,821,700	17,825	(198)	-	-	17,627
Options exercised		406,201	1,970	(693)	-	-	1,277
Shares issued for interest payment		76,635	797	-	-	-	797
Share-based compensation		-	-	6,404	-	-	6,404
Share issue costs		-	(7,171)	-	-	-	(7,171)
Net loss and comprehensive loss		-	-	-	-	(29,267)	(29,267)
Balance as at September 30, 2021		47,083,845	188,200	16,274	364	(106,267)	98,571

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

3

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of cash flow
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Consolidated statements of cash flows

		For the nine-month periods ended
	Notes	September 30, 2022 $	September 30, 2021 $
OPERATING ACTIVITIES
Net loss		(42,878)	(29,267)
Depreciation and amortization	6	3,372	828
Change in fair value – listed shares	5	1,000	-
Unrealized foreign exchange gain		(688)	(1,102)
Share-based compensation	7.2	7,272	6,404
Accretion included within financial costs		62	1,955
Net change in working capital	12	(3,939)	(6,876)
Cash flows used in operating activities		(35,799)	(28,058)

INVESTING ACTIVITIES
Additions to property, plant, and equipment	6 – 12	(17,749)	(22,358)
Increase in investments in listed shares	5	(2,500)	-
Restricted cash and deposits		207	(1,074)
Grants received		3,405	2,141
Cash flows used in investing activities		(16,637)	(21,291)

FINANCING ACTIVITIES
Proceeds from offering		3,987	114,242
Proceeds from borrowings, net of issue costs		-	1,025
Repayment of borrowings and lease liabilities		(442)	(2,257)
Proceeds from the exercise of warrants		-	17,627
Proceeds from the exercise of stock options	7.2	669	1,277
Deferred expenses		(30)	-
Share issue costs		(812)	(6,913)
Cash flows from financing activities		3,372	125,001

Effect of exchange rate changes on cash		743	1,117

Net change in cash		(48,321)	76,769
Cash at the beginning of the period		62,355	4,520
Cash at the end of the period		14,034	81,289
Additional information	12

The accompanying notes are an integral part of the condensed consolidated interim financial statement

4

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Notes to the condensed consolidated interim financial statements

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange, NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange. The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s condensed consolidated interim financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, the next twelve months.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern.

The Company's ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company. On October 19, 2022, the Company entered into unsecured convertible note subscription agreements with Mitsui & Co, Pallinghurst, and Investissement Québec, for aggregate gross proceeds of US$50 million. For more detail, refer to the subsequent events (note 16).

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2021, taking into consideration the new policies described in Note 4. These condensed consolidated interim financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2021, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2022 (including comparative statements) were approved and authorized for publication by the Board of Directors on November 11, 2022.

5

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

3.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues, and expenses can be found in note 5 of the Consolidated audited annual financial statements. Actual results may differ significantly.

4.	SIGNIFICANT ACCOUNTING POLICIES

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. The assets are capitalized and amortized on a straight-line basis in the consolidated statement of loss and comprehensive loss. Generally, the depreciation rates are as follows:

Buildings	10-25 years
Equipment	2-15 years

The residual value, depreciation method and the useful life of each asset are reviewed at least at each financial year-end. Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in the statement of loss and comprehensive loss.

AMENDMENTS TO IAS 16, PROPERTY, PLANT AND EQUIPMENT

The IASB has made amendments to IAS 16 Property, plant and equipment, effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of Property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. The Company therefore needs to distinguish between the costs associated with producing and selling items before the item of Property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of Property, plant and equipment available for its intended use. For the sale of items that are not part of a company’s ordinary activities, the amendments require the Company to disclose separately the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of loss and comprehensive loss. These amendments have currently no impact on the Company’s consolidated financial statements. While these amendments did not have retrospective effects upon adoption, any future sales of products and related costs of sales occurring before commercial production is achieved will be recorded in the statement of loss and comprehensive loss.

INVESTMENT - LISTED SHARES

Listed shares are initially recognized and subsequently measured at fair value. Gains or losses arising from variations in fair value are recorded in the consolidated statement of loss and comprehensive loss. Dividend income on those investments, if any, will be recognized in the consolidated statement of loss and comprehensive loss.

6

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

5.	INVESTMENTS

As at September 30, 2022, investments are composed of an equity-investment in Mason Graphite inc. (“Mason”). On July 20, 2022, the Company subscribed for 5 million common shares of Mason for a total of $2,500. The price paid to acquire the Mason shares was $0.50 per share, equivalent to the Volume-Weighted Average Price (“VWAP”) of Mason shares on the TSXV for a period of twenty trading days prior to May 15, 2022. As at September 30, 2022, Mason's stock value is $0.30 per share, resulting in a decrease in fair value of $1,000 which is presented under the net financial costs in the consolidated statement of loss and comprehensive loss.

7

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

6.	PROPERTY, PLANT AND EQUIPMENT

							For the nine-month period ended September 30, 2022
	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Mine under construction $	Battery Material Demonstration Plant under construction $	Total $
COST
Balance as at January 1, 2022	2,412	2,791	163	141	25	53	18,032	18,886	42,503
Additions	43	15	153	-	-	-	13,239	5,712	19,162
Transfers	-	461	9,402	-	93	26	-	(9,982)	-
Write-Off/Disposals	-	-	-	-	-	(1)	-	-	(1)
Balance as at September 30, 2022	2,455	3,267	9,718	141	118	78	31,271	14,616	61,664
ACCUMULATED DEPRECIATION
Balance as at January 1, 2022	-	330	19	25	11	15	-	-	400
Depreciation	-	165	2,552	35	10	17	-	-	2,779
Write-Off/Disposals	-	-	-	-	-	(1)	-	-	(1)
Balance as at September 30, 2022	-	495	2,571	60	21	31	-	-	3,178
Net book value as at September 30, 2022	2,455	2,772	7,147	81	97	47	31,271	14,616	58,486

							For the year ended December 31, 2021
	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Mine under construction $	Battery Material Demonstration Plant under construction $	Total $
COST
Balance as at January 1, 2021	507	2,642	-	56	70	24	-	1,206	4,505
Additions	1,905	149	163	132	-	29	18,032	17,680	38,090
Write-Off/Disposals	-	-	-	(47)	(45)	-	-	-	(92)
Balance as at December 31, 2021	2,412	2,791	163	141	25	53	18,032	18,886	42,503
ACCUMULATED DEPRECIATION
Balance as at January 1, 2021	-	219	-	39	32	8	-	-	298
Depreciation	-	111	19	30	22	7	-	-	189
Write-Off/Disposals	-	-	-	(44)	(43)	-	-	-	(87)
Balance as at December 31, 2021	-	330	19	25	11	15	-	-	400
Net book value as at December 31, 2021	2,412	2,461	144	116	14	38	18,032	18,886	42,103

The acquisition for the Battery Material Demonstration Plant under construction are presented net of grants of $2,981 for the nine-month periods ended September 30, 2022 (nine-month periods ended September 30, 2021: $4,780).

8

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

7.	EQUITY

7.1	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value.

	For the nine-month period ended September 30, 2022	For the year ended December 31, 2021
Shares issued at the start of the period	55,118,316	27,299,332
Shares issued from offering	502,082	11,479,977
Warrants exercised	-	7,821,700
Options exercised	237,500	720,201
Shares issued for conversion of debt (convertible bond)	-	7,500,000
Shares issued for interest payment	-	297,106
Shares issued at the end of period	55,857,898	55,118,316

On January 21, 2022, the Company filed a prospectus supplement establishing a new at-the-market equity offering (“ATM Offering”). The ATM Offering allows the Company to offer for sale and issue up to US$75 million (or the equivalent in Canadian dollars) of common shares of the Company from time to time, at the Company’s discretion. During the nine-month period ended September 30, 2022, the Company issued 502,082 common shares at an average price of $7.97 for gross proceeds of $3,987, commissions of $100, and total net proceeds of $3,887. During the three-month period ended September 30, 2022, no common shares were issued in connection with the ATM Offering.

9

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

7.2	SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

The Company’s share options are as follows:

	For the nine-month period ended September 30, 2022		For the year ended December 31, 2021
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Opening balance	2,352,250	7.07	2,400,000	3.20
Granted	2,027,804	8.29	735,000	15.95
Exercised	(237,500)	2.82	(720,200)	3.06
Expired	(385,000)	12,21	(51,300)	7.00
Forfeited	(21,250)	9,47	(1,250)	16.84
Cancelled	-	-	(10,000)	16.84
Ending balance	3,736,304	7.46	2,352,250	7.07
Options that can be exercised	2,616,500	7.18	2,058,500	7.30

For the nine-month period ended September 30, 2022, the Company granted 247,500 options to directors, 525,000 to officers, 490,500 to employees, and 764,804 to consultants. The vesting period on options granted varies from vesting immediately up to four semi-annual tranches.

The weighted average fair value of the share options granted in the nine-month period ended September 30, 2022, was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

●	Stock price when granted: $8.29
●	Expected life: 4.02 years
●	Expected volatility: 82%
●	Risk-free rate: 2.24%
●	Expected dividend: nil
●	Fair value per option granted: $4.86

During the nine-month period ended September 30, 2022, the weighted average share price at the date of exercise was $8.02.

10

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

8.	EXPLORATION AND EVALUATION EXPENSES

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2022 $	September 30, 2021 $	September 30, 2022 $	September 30, 2021 $
Wages and benefits	708	974	2,543	2,563
Share-based compensation	218	172	731	376
Engineering	78	32	213	1,834
Professional fees	116	3	482	130
Materials, consumables, and supplies	246	401	640	880
Maintenance & Subcontracting	181	493	1,039	1,134
Geology and drilling	4	21	28	135
Utilities	81	139	315	311
Depreciation and amortization	75	57	210	164
Other	(58)	55	31	131
Grants	(10)	-	(28)	(36)
Tax credits	(120)	(217)	(480)	(485)
Exploration and evaluation expenses	1,519	2,130	5,724	7,137

9.	BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2022 $	September 30, 2021 $	September 30, 2022 $	September 30, 2021 $
Wages and benefits	833	191	2,089	503
Share-based compensation	147	-	434	-
Engineering	1,116	1,069	7,017	1,627
Professional fees	209	255	671	677
Materials, consumables, and supplies	171	117	582	418
Maintenance & Subcontracting	245	52	899	141
Utilities	74	-	355	-
Depreciation and amortization	1,047	42	2,979	127
Other	33	7	106	23
Grants	(115)	(719)	(495)	(1,311)
Battery Material Plant project expenses	3,760	1,014	14,637	2,205

11

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

10.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2022 $	September 30, 2021 $	September 30, 2022 $	September 30, 2021 $
Wages and benefits	1,654	1,137	5,315	3,330
Share-based compensation	1,291	293	6,106	6,028
Professional fees	325	144	1,043	2,348
Consulting fees	710	461	1,748	896
Travelling, representation and convention	171	206	412	411
Office and administration	2,217	3,201	6,688	4,669
Stock exchange, authorities, and communication	149	71	390	831
Depreciation and amortization	64	170	183	535
Other financial fees	85	9	99	26
General and administrative expenses	6,666	5,692	21,984	19,074

11.	NET FINANCIAL COSTS

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2022 $	September 30, 2021 $	September 30, 2022 $	September 30, 2021 $
Foreign exchange gain	(430)	(490)	(607)	(1,011)
Interest income	(93)	(117)	(289)	(214)
Interest expense on lease liabilities	5	28	13	86
Change in fair value - listed shares	1,000	-	1,000	-
Accretion and interest on borrowings and bond	38	688	116	2,046
Net financial costs	520	109	233	907

12.	ADDITIONAL CASH FLOW INFORMATION

	For the nine-month period ended September 30, 2022 $	For the nine-month period ended September 30, 2021 $
Grants receivable and other current assets	(314)	(635)
Deferred grants	-	(1,511)
Mining tax credits	77	(485)
Sales taxes receivable	428	(892)
Prepaid expenses	(1,531)	(4,400)
Accounts payable and accrued liabilities	(2,599)	1,047
Total net change in working capital	(3,939)	(6,876)

Items not affecting cash
Property, plant and equipment included in accounts payable and accrued liabilities	8,778	6,263
Share issue costs included in accounts payable and accrued liabilities	66	258
Deferred expenses included in accounts payable and accrued liabilities	372	-
Shares issued for interest payment	-	797

12

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

13.	RELATED PARTY TRANSACTIONS

During the three and nine-month periods ended September 30, 2022, share-based compensation for officers totalled $217 and $2,310, respectively ($123 and $3,335 for the three and nine-month periods ended September 30, 2021, respectively) and for directors, nil for the three-month period ended September 30, 2022 and $1,247 for the nine-month period ended September 30, 2022 (nil for the three-month period ended September 30, 2021 and $2,333 for the nine-month period ended September 30, 2021).

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUE

The carrying value of cash, accounts payable, and accrued liabilities are considered to be a reasonable approximation of their fair value because of the short-term maturity and contractual terms of these instruments.

Fair value estimates are made at the consolidated statement of financial position date, based on relevant market information and other information about financial instruments.

The fair value of the listed shares is established using the closing price on the active market for this instrument that is readily available to the Company and, as such, are classified as Level 1 in the fair value hierarchy.

FINANCIAL RISKS

The Company is exposed to various financial risks resulting from its operations. The Company does not enter into derivative financial instruments for speculative purposes.

The main financial risks to which the Company is exposed as well as its policies for managing such risk are detailed below:

Liquidity risk

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern (see note 1).

As at September 30, 2022, all of the Company’s short-term liabilities totalled $17,416 ($15,730 as at December 31, 2021), have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

				As at September 30, 2022
	Carrying amount	Contractual cash flows	Remainder of the year	Year 2023	Year 2024	2025 and Onward
Accounts payable and accrued liabilities	16,764	16,764	16,764	-	-	-
Lease liabilities	2,936	3,579	138	572	648	2,221
Borrowings	2,024	2,399	69	352	577	1,401

13

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company’s credit risk is primarily related to receivables and cash. The receivables consist mainly of the refund of the goods and services tax receivable from the governments of Canada and Quebec, as well as tax credits receivable from the Government of Quebec. The Company mitigates credit risk by maintaining cash with Canadian chartered banks.

Currency risk

Foreign currency risk is the risk that the Company’s financial performance could be affected by fluctuations in the exchange rates between currencies. Some of the Company’s expenditures are denominated in U.S dollars and the Company holds balances in cash denominated in U.S dollars. As such, the Company is exposed to gains or losses on foreign exchange.

Currently, the Company has no hedging contracts in place and therefore has exposure to the foreign exchange rate fluctuations. The strengthening of the U.S. dollar would positively impact the Company’s net income and cash flows while the strengthening of the Canadian dollar would reduce its net income and cash flows.

The balances of cash in currencies are as follows as at September 30, 2022 and December 31, 2021.

	As at September 30, 2022 $	As at December 31, 2021 $
Cash in US dollars	5,688	11,435
Canadian dollar equivalents	7,796	14,497

Accounts payable in US dollars	621	1,044
Canadian dollar equivalents	853	1,322

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company’s interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely not be significant.

Financial liabilities are not exposed to interest rate risk since they are non-interest-bearing liabilities or bear interest at a fixed rate.

15.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments. As at September 30, 2022, the Company had issued $3,508 of purchase orders for the acquisition of property, plant and equipment and $3,080 in relation to the operations.

16.	SUBSEQUENT EVENTS

On October 19, 2022, the Company entered into unsecured convertible note subscription agreements with Mitsui, Pallinghurst, and Investissement Québec pursuant to which NMG has agreed to issue to each holder an unsecured convertible note: Mitsui subscribed for US$25 million, while Pallinghurst and Investissement Québec each subscribed for US$12.5 million, for aggregate gross proceeds of US$50 million. The convertible notes will mature 36 months from the date of issuance and shall bear interest at the higher of 6% per annum and the 90-day average term SOFR (secured overnight financing rate) plus 4% per annum. Interest will be payable either quarterly in cash on the last business day of each quarter commencing on December 31, 2022, or the Company may elect to capitalize interest and settle in common shares. The convertible notes are subject to a hold period of four months and one day in accordance with relevant regulatory and stock exchange policies. On November 8, 2022, the Company closed the previously announced private placement of unsecured convertible note.

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